Filed by Optika, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Optika Inc.
Commission File No. 000-28672

OPTK-Optika
Q1 2004 Optika Earnings Conference Call
April 8, 2004 / 9:00 AM ET

Corporate Participants
* Mark K. Ruport
Chairman, President and CEO - Optika Inc.

* Steven M. Johnson
CFO & EVP - Optika Inc.

* Jim Fanucchi
Summit IR Group

Optika Incorporated

First Quarter Fiscal 2004 Financial Results

Moderator: Jim Fanucchi

April 8, 2004

9:00 AM EDT

OPERATOR: Good morning, everyone, and welcome to today’s Optika Incorporated First Quarter Fiscal 2004 Financial Results Conference Call. This call is being recorded and will be available for playback through April 22nd, 2004. The replay number is 973-341-3080. If at any point during the conference you would like to place yourself into the queue to ask a question, please press * then 1 on your touchtone phone. At this time for opening remarks and introductions, I’d like to turn the call over to Jim Fanucchi of Summit IR Group. Please go ahead.

JIM FANUCCHI, SUMMIT IR GROUP: Good morning, everyone, and thank you for joining us today. In addition to this call being available by phone replay, it is being broadcast live on the Investor Relations page of Optika’s website at www.optika.com. A replay of the webcast will be available through May 8th, 2004. Our speakers today are Mark Ruport, Chairman, President and Chief Executive Officer, and Steve Johnson, Executive Vice President and Chief Financial Officer of Optika.

Before I turn the call over to Mark, I want to remind you that any remarks that are made on this call or in our financial results release that are not historical in nature, including, but not limited to, market trends, our strategy, the features and benefits of our products and technology, expected financial results and condition, constitute forward-looking statements that are dependent on certain risk factors and uncertainties that could cause results to differ materially, including those risks and uncertainties discussed in the Company’s Annual Report on Form 10-K for the year ended December 31st, 2003 and other public filings with the SEC. These forward-looking statements speak only as of the date hereof, and we undertake no obligation to update these forward-looking statements.

On January 15, 2004, Optika announced that it had entered into an agreement to merge with Stellent, Inc. In connection with this proposed merger, Stellent and Optika filed a joint proxy statement/prospectus with the Securities and Exchange Commission. Investors and security holders of Stellent and Optika are urged to read the joint proxy statement/prospectus and other relevant materials because they contain important information about Stellent, Optika and the proposed merger. Investors and security holders may obtain without charge copies of the joint proxy statement/prospectus and other relevant materials, and any other documents filed by Stellent or Optika with the Securities and Exchange Commission at the SEC’s website. A free copy of the joint proxy statement/prospectus and other relevant materials, and any other documents filed by Stellent or Optika with the SEC, may also be obtained from Stellent and Optika.

I would now like to turn the call over to Mark Ruport.

MARK RUPORT, OPTIKA INCORPORATED: Thanks, Jim. Boy, that introduction gets longer every time. Good morning, everyone, and thanks for joining our First Quarter Conference Call. I’m pleased to announce that we had a fantastic quarter, exceeding all the financial goals that we established at the beginning of the quarter.

Additionally, the excitement for the pending merger with Stellent continues to grow both within our customer base and throughout our reseller base in North America. Today, I see a market that’s beginning to meet the potential that we saw three years ago when we introduced the Acorde product suite, focusing on streamlining back office content based processes tightly integrated with the major ERP systems. What’s even more exciting is that we believe the market potential is even greater than first forecasted. Enterprise Content Management technology is now becoming a major cornerstone of any organization’s strategic IT plan, not just the largest financial and insurance companies that we saw in the earlier part of the ECM market evolution. Every measure of our business and the market seems to be getting better on a quarterly basis, which bodes well for the coming few years.

I’ll now turn the call over to Steve Johnson, our CFO, who will review the quarterly financial results. Then I’ll provide an analysis of the quarter, as well as discuss our pending merger with Stellent. At the conclusion of my remarks, Steve and I will be glad to answer any questions that you might have.

Steve?

STEVE JOHNSON, OPTIKA INCORPORATED: Thanks, Mark, and good morning, everybody.

Total revenue for the first quarter of 2004 was $5.6 million, which exceeded the high end of our original guidance range of $5.1 million to $5.5 million that we gave in January. First quarter revenue was up 29 percent from the $4.3 million in the first quarter of 2003, and up 1 percent from $5.6 million reported in the fourth quarter of 2003. We historically have experienced a decline in revenue from the fourth quarter to first quarter and are very pleased that we are able to report sequential revenue growth on top of the excellent fourth quarter results that we previously announced.

License revenue for the first quarter was $1.9 million, up 52 percent from $1.2 million in Q103 and down 10 percent from the $2.1 million reported in the fourth quarter of 2003.

During the first quarter, we recognized $175,000 of license revenue from Stellent. As a testament to the potential strength of the combined company, Stellent entered into an end-user deal and sold the combined suite of Optika and Stellent products. The $175,000 represents Optika’s portion of that end-user sale.

In the first quarter, we increased our license revenue as a percentage of total revenue from 28 percent in the first quarter of 2003 to 33 percent in the first quarter of 2004. We will continue to focus on increasing this ratio in fiscal 2004 by driving our license revenue.

Maintenance and other revenue for the first quarter was $3.7 million, up 20 percent from $3.1 million in the first quarter of 2003 and up 8 percent from $3.5 million in the previous quarter. The increase in maintenance and other revenue was primarily due to increased training and services revenue generated by new sales and expansion of existing customer installations. We expect both service and maintenance revenues will increase in future quarters as we continue to add new customers.

Our international operations accounted for 7 percent of total revenue in the first quarter, compared with 12 percent in the first quarter of 2003 and 7 percent in Q4 of 2003. We expect total revenue from our international operations to remain within this range in future quarters.

Gross margin on license revenue in Q1 was 91 percent, compared with 85 percent for the first quarter of 2003 and 88 percent last quarter. Our overall margins were 78 percent in the first quarter, which is up from 75 percent in Q1 of 2003 and down slightly from 79 percent in Q4. We expect overall gross margins in future quarters to remain in the range of 75 to 80 percent.

First quarter operating expenses increased by approximately $353,000 over the fourth quarter of 2003. First quarter operating expenses included approximately $417,000 of expenses associated with transacting the merger with Stellent. Non-merger related operating expenses increased by $96,000 from Q4 to Q1. This increase is primarily a result of additional sales costs.

Net loss for the first quarter of 2004 was $79,000, compared with a net loss of $558,000 in the first quarter of 2003 and net income of $279,000 in the fourth quarter of 2003.

During the first quarter, we expensed $417,000 of merger related costs. Excluding the merger related costs that were expensed during the period, our net income for the first quarter of 2004 was $338,000, which compares with a GAAP net loss of $558,000 in the first quarter of 2003 and adjusted net income of $439,000 for the fourth quarter of 2003.

Basic net loss per share was $0.01 in the first quarter. This compares with a net loss per share of $0.07 in the first quarter of fiscal 2003 and net income of $0.03 in the fourth quarter.

Excluding the merger related costs; non-GAAP basic net income per share was $0.04 in the first quarter. This compares with an adjusted basic net income of $0.05 per share in Q4 2003 and a basic net loss per share of $0.07 in the first quarter of 2003. Our adjusted basic net income per share of $0.04 greatly exceeded the original guidance that we gave in January of a range of a loss of $0.02 a share to a gain of $0.01 per share.

Our Balance Sheet was in outstanding shape at the end of the first quarter. Cash and short-term investments at the end of the first quarter were $9.5 million, an increase of $350,000 from our December 31st balance. Our Q1 cash generation includes merger related expenses of $336,000. Excluding the cash utilized for merger related costs, we generated approximately $690,000 of cash during the first quarter.

Our accounts receivable remain in excellent condition. Our day sales outstanding at the end of the first quarter was 67 days, compared with 66 days at the end of the fourth quarter.

Given that we would expect the merger with Stellent to be completed during the second quarter, we will not be providing detailed guidance as a stand-alone company for the second quarter. However, we fully expect that we will continue our trend of sequential revenue growth, profitability and positive cash flow, excluding the effects of any merger related expenses.

I’ll now turn it back over to Mark.

MARK RUPORT: Thanks, Steve. You know, we started 2003 saying that we’d focus on revenue growth, reaching sustained profitability and continuing to strengthen our Balance Sheet and we’ve continued that focus as we enter 2004. To achieve these results we’ve continued to deliver quality products, while ensuring the success of each and every one of our customers.

Additionally, our corporate message of increasing efficiency of operations while helping ensure regulatory compliance continues to be a strong differentiator in the market. Our certified integrations with leading ERP vendors such as PeopleSoft, Oracle and Microsoft Great Plains were the major difference in several of our Q1 wins. And, our Acorde Records Management product continues to meet the expectations that we set when we acquired Select Technologies <Company: Select Technologies in May of last year.

Both our North American Direct and our North American Channel organizations exceeded our original sales forecasts for the quarter and generated significant wins, both with new and add-on customers.

We strengthened our North American Channel by adding 6 new resellers in the first quarter. Aston Business Systems based in Ann Arbor, Michigan, is Microsoft’s Business Solution Partner of the Year and will be focusing on selling our Acorde Payables product into the Microsoft Great Plains market. Idea Integration is a national integrator with offices located throughout North America. They have PeopleSoft, Oracle and SAP practices and have significant expertise with GIS systems and integration. These six organizations add both geographic coverage, as well as specific domain expertise upon which to build ECM-based industry solutions.

During the first quarter, we also shipped Acorde 4.0. Acorde 4.0 is significant for three reasons. First, we have continued to expand our Web services infrastructure to enable interoperability with any application running on any platform. Second, our Application Interface Tools have now been enhanced with a Business Model Framework, which provides the industry’s most elegant framework for delivering tight integrations to leading ERP systems. And finally, Acorde 4.0 Records Management has received DOD 5015.2 certification by the Department of Defense, which is fast becoming a requirement for any company wanting to compete in the growing records management market.

As I said, by any measure Q1 was a very good quarter for Optika as we continued to execute on our overall business plan. This highly focused execution, combined with the overall improvement in the economy, provides a firm foundation for continued growth and profitability. I believe that this same focus and philosophy will provide the cornerstones of success when, upon regulatory and shareholder approval, we combine with Stellent.

I’d like to now switch gears and discuss the status of the merger with Stellent. As you are aware, we signed a Definitive Agreement to merge with Stellent in early January and submitted our S4 shortly thereafter. Currently we are awaiting SEC review of the proposed transaction and expect it to close in late May.

In the meantime, we’ve been working with Stellent on several opportunities both in North America and internationally. As Steve mentioned, in Q1 we closed one major opportunity where Stellent bid the integrated suite of ECM software addressing both the needs to manage Web-based content with their existing software solutions, as well as the requirement to streamline and manage back office processes and content, integrated with a major ERP system, which of course was the perfect fit for our Acorde Payables package.

Additionally, we are already seeing synergies with Stellent in the following four areas. First, as happened in the first quarter, Stellent’s direct sales teams are pulling Optika sales people and Channel partners into many new opportunities, such as the one closed in March, where the prospect had a requirement to manage both their unstructured content on their web sites, as well as their unstructured fixed content associated with back office processes. Second, Optika’s resellers are bringing Stellent’s sales reps into existing and new accounts where there is a need for Web content management. Optika resellers see an immediate opportunity to expand their opportunity base with Stellent’s products. Internationally, we’re working on opportunities in Europe, Australia and New Zealand, where Optika currently has limited presence and distribution for our products. And finally, both organizations are identifying opportunities within each other’s existing customer bases, driven by the need for additional applications. This is the type of sales synergy that we expected when we announced our intent to merge with Stellent.

Our transition team has been hard at work on planning for the merger and we feel that we’ll be able to hit the ground running upon approval by the SEC and shareholders of both companies.

The combined company currently has a revenue run rate in excess of $100 million with each company independently growing at more than 20 percent. With more than 3,500 combined customers, and only a 10 to 15 percent overlap in our customer bases, the opportunity for cross selling is significant.

We saw the opportunity first hand in February at our International User’s conference. Stellent representatives presented their core products and services to more than 400 Optika customers and partners at standing room only sessions.

In addition, we will immediately focus on selling Optika’s products in Europe through Stellent’s infrastructure. Currently, Optika has only two employees in Europe compared with Stellent’s 50. We have already responded to several RFP’s where the companies are looking for a single vendor to deal with all the unstructured information throughout their enterprise.

When the merger is complete we intend to provide guidance for the combined company, as well as discuss our field integration plans in more detail. Until that time we’ll continue to operate independently.

We believe the timing is excellent for the combined company to take advantage of a very robust market. The opportunity in the greater mid market of $400 million to $4.0 billion companies for Enterprise Content Management solutions that focus on clear return on investment is increasing every quarter. And the industry leaders, FileNET and Documentum, offer expensive infrastructures that are difficult to implement and costly to maintain. The smaller companies in the market offer point products that are incapable of providing solutions without costly integration and ongoing maintenance with other products.

Stellent and Optika are both known for having great software that is easy to implement while providing the lowest cost of ownership. Combined, we’ll have the size, market coverage, product breadth, and management team to challenge the traditional market leaders as we strive to gain market share as ECM technology is adopted by mainstream companies. We will also continue our focus on increasing revenue and profitability while maintaining a very strong Balance Sheet, with more than $70 million in cash, allowing us to take advantage of other opportunities in the market.

With that, Steve and I will now be glad to answer any questions that you might have.

OPERATOR: Thank you. The floor is now open for questions. If you have a question, please press * then 1 on your touchtone phone. If at any point your question has been answered, you may remove yourself from the queue by pressing the pound key. We do ask that while you pose your question that you pick up your handset to provide optimum sound quality. Once again, to ask a question, please press * then 1 on your touchtone phone.

Our first question is coming from Eric Martinuzzi from Craig-Hallum. Please go ahead with your question.

ERIC MARTINUZZI, CRAIG HALLUM: Thank you. That’s Craig-Hallum. Congratulations on a terrific quarter, gentlemen.

MARK RUPORT: Thanks, Eric.

ERIC MARTINUZZI: My question, first off on the mix new versus existing, just sequentially could you compare Q1 with Q4 for me?

MARK RUPORT: As far as license revenue?

ERIC MARTINUZZI: Yeah.

MARK RUPORT: Essentially the same. We – I think the numbers are about 50/50. We don’t usually break them out but we had strong reorders from existing customers and also a significant number of new customers. So I would say it’s about the same as the last couple quarters.

ERIC MARTINUZZI: OK, and as far as Q1 went, were you doing anything special in terms of incentives, terms, pricing to achieve the results you did?

MARK RUPORT: No, nothing at all. I think the real key; there are two things. You know, we’ve been focusing on the tight integrations with ERP companies and systems as a primary differentiator and the longer we do that the deeper our integration gets and it really differentiates us from our competition. That was the majority of our deals that we had this quarter. I think the other thing that it was kind of great to see in all those opportunities, of course they were curious about the merger and what would happen, so we had an opportunity to explain the joint company and the product for us on the Balance Sheet and customer base and that actually made it easier to sell. So I think, you know, the market getting better, our focus on ERP and the combined size of the companies all contributed to having a better quarter than we expected.

ERIC MARTINUZZI: OK. Shifting over to international, I know historically Stellent’s done about anywhere from 25 to 30 percent of their business internationally. You guys mentioned 7 percent and that’s what you expect in the future. What would you expect that to be should the merger go through? Is there any reason why you wouldn’t see a similar mix in your business?

MARK RUPORT: No, there’s no reason at all. Matter of fact, we would expect, after a given amount of time, to get everybody trained up to see 25 to 35 percent international revenue. As you know, Stellent opened an office in Japan just recently and we will be introducing our Japanese product with a partner there in, this summer. We are already working in Australia and New Zealand and Stellent has the infrastructure in Europe where we haven’t focused for the last three year, so we see the ability to get 30 to 35 percent of our revenue internationally as soon as we get into Stellent’s distribution.

ERIC MARTINUZZI: Are there any internationalization aspects of the software that need to be done first?

MARK RUPORT: The answer, generally speaking, is no. When I say that our products are already internationalized into several Western languages and we have the double byte internationalization effort that’s been going on for about the last nine months with a partner in Japan. So by the time we merge we’ll have both a double byte Japanese product, in addition to a Portuguese, and Arabic and we have a couple partners that have done a French version, so if they want to take it into Germany or a country like that, we’ll have to do the localization as opposed to the internationalization of the product.

ERIC MARTINUZZI: OK. And then lastly, you talk about your integration with the leading ERP systems. I’m trying to think of which was the strongest of the three?

MARK RUPORT: The JD Edwards/PeopleSoft combination.

ERIC MARTINUZZI: OK, and then…

MARK RUPORT: And…

ERIC MARTINUZZI: Go ahead.

MARK RUPORT: Yeah, I’m sorry. Eric, we started with JD Edwards about three and a half years ago and then we expanded into PeopleSoft and Oracle and Microsoft Great Plains. And if you look at the strength of the market, it’s followed the amount of time that we’ve spent in each one of those.

ERIC MARTINUZZI: OK, so this relationship that you’ve got going with the new Aston Business Solutions, what could that mean on the Great Plains side?

MARK RUPORT: Well, one of the things that we saw a year ago, a year and a half ago, was the adoption of ERP systems by the mid sized markets and the other thing that we recognized was that Microsoft’s Great Plains and Solomon investment, along with their Navision investment, foretold a much bigger opportunity in that greater mid market. So we introduced our integration with Microsoft Great Plains and began recruiting Microsoft Business Solution partners and, you know, that’s been a one at a time slow exercise. Now we’re being adopted by some of the larger Microsoft Business Solutions partners like Aston, so we expect that to begin to allow us to penetrate that Microsoft Business Solutions reseller market. And what’s great for them is they already have the customer, they already know the customer’s business problems since they implemented the ERP system, and now they’re going to get add-on revenue and profitability with the integration of a content management system. So for us it’s a revenue stream that we think has tremendous potential over the next couple of years.

ERIC MARTINUZZI: Terrific. Thanks, that covers it for me.

MARK RUPORT: Thanks, Eric.

OPERATOR: Thank you. Our next question is coming from Amy Feng of JMP Securities. Please go ahead with your question.

INGRID EVELING (ph), JMP SECURITIES: Hi, it’s actually Ingrid Eveling for Amy. I’m sorry if I missed this on the call, but what was the mix between the direct and indirect sales in the quarter?

MARK RUPORT: Steve, do you have those numbers?

STEVE JOHNSON: Yeah, it was right at the 50/50, which is what we’ve always strived for, is a good balance between our direct and indirect channels and this quarter we were right at the 50/50 mark.

INGRID EVELING: OK. Can you give a little more color on the deal that you talked about between you and Stellent in the quarter? Was that through a direct sales effort or was that through a channel partner?

MARK RUPORT: Sure, I’ll talk about it generally. It was a Stellent direct sale and that they had been working on for a while where they had been competing with a couple of the traditional market competitors and of course Stellent’s strength was in the management of the more dynamic Web content. And where they needed some assistance was in the management of production based content in the back office and that was actually integrated with the PeopleSoft system. So actually, Bob Olson, their Chairman and CEO, had been talking with that company prior to the merger and hadn’t been able to tell them about Optika. Right after we announced the merger I flew to that company’s headquarters and, with a couple of our SCs, and we presented our PeopleSoft integration and our workflow process and the ability to manage hundreds of millions of objects in our repository. And then Stellent signed a reseller agreement and then signed an agreement with that company to provide both their product set, along with our Acorde Payables, integrated with PeopleSoft in the back office.

INGRID EVELING: OK, great. When do you expect the shareholder’s to approve the merger?

MARK RUPORT: We would be hoping that we would go for shareholder approval in late May.

INGRID EVELING: OK, and I know you’re not providing any guidance right now, but any sort of color we could get on the amount of deferred revenue that’s going to have to be written down according to accounting rules?

MARK RUPORT: I’ll defer that one to Steve.

STEVE JOHNSON: I assume you’re referring to the adjustment of deferred maintenance?

INGRID EVELING: Yes, correct.

STEVE JOHNSON: At this point we’re not sure that there is going to be any adjustment and if there is I think it will be a fairly immaterial adjustment of our maintenance revenue going forward.

INGRID EVELING: OK, thank you.

MARK RUPORT: Great, thanks Ingrid.

OPERATOR: Once again, to ask a question, please press * then 1 on your touchtone phone at this time. Our next question is coming from Ryan Novaczyk from Deephaven Capital. Please go ahead with your question.

RYAN NOVACZYK, DEEPHAVEN CAPITAL: Hey, guys. Can you talk a little bit about the integration plan? It sounds like some of the products are already tied together and you’re actively selling those in the marketplace. Can you kind of outline the product portfolio and explain to us what’s integrated and what’s not and what the plan is to get what’s not integrated integrated into the Stellent system?

MARK RUPORT: Sure. I’ll talk about it at the high level. First of all, we both have a Web Services Architecture so today you can build an application on Stellent’s side and through Web Services execute a query and deliver content from our repository and their repository or from both repositories. You can do the same thing on an optic application. So we can have an integration into let’s say PeopleSoft and using an Optika client and be able to execute a query and deliver content both from our repository and through Web Services from their repository. So today out of the box we can be able to deliver solutions. Longer term we’re both evolving our repositories, as all companies are, into more virtual repositories, ones that will be get content from not only one repository but multiple heterogeneous repositories. And we’ve announced that our development teams will be working on a universal content repository that will evolve over time to being a very robust repository that handles requests, as I said, not only from our clients but from other clients in the marketplace.

Other than that, there’s really very little integration that we have to do in that the applications are very separate. Our focus has always been on fixed content in the back office: accounts payable, claims processing, accounts receivable, loan applications. And their focus has always been on the repurposing of contents throughout websites and the management of that content. So even though we might deal with the same customer, the need for those customers to share data back and forth between those different applications really isn’t a driving factor right now. And if they do Web Services there, what’s more of a driver is being able to solve, to satisfy the requirements for those applications from one vendor.

RYAN NOVACZYK: Can you give us an example of how customers are receiving that vision?

MARK RUPORT: Sure. As I mentioned, we had a couple direct deals with fairly substantial companies—unfortunately, I can’t use their names without their permission—and who had a back office issue of being able to understand and streamline their expense and their procurement process. And of course they also had a requirement for the management of content on both their Intranets and Extranets and also had opportunities in the future for both supplier and employee portals. One of the areas they liked about us was our integration and ability to handle the back office. One of the things they were concerned about was our ability to handle the Web content on the portal side of their business and in both those cases we had Stellent present their products and their vision and we won both those accounts. And I think the, just of the opposite of that happened in the one where Stellent had the customer or the prospect and they brought us in. So those are two examples of where it was clear in the customer’s mind that we could handle the spectrum of applications all the way from the fixed content side down to the dynamic content on their websites.

RYAN NOVACZYK: Thanks again.

MARK RUPORT: You’re welcome.

OPERATOR: Thank you. Our next question is coming from Joe Sullivan of Fetl & Company. Please go ahead with your question.

JOE SULLIVAN, FETL & COMPANY: Yeah, just a couple of quick questions for me. One, in terms of closing a deal in the quarter any early view into the sales cycle, how you think it will be with the combined company, were you surprised in closing a deal in the first quarter and what do you think the cycle will be going forward?

MARK RUPORT: Yeah. I don’t think the sales cycle will change that much. You know, this is still a, you know, we’ll say three to nine month so you can average a six month sales cycle. This one was shorter because Stellent had already been working on it for a number of months prior to the announcement of the merger, so the fact that it was – excuse me – closed within 60 days didn’t mean it was a 60 day sales cycle. It was probably a six month sales cycle or nine months and we were just brought into the end. I do think though that the thing that will shorten the sales cycles right now is a lot of the procurements were seen and the budgets have already been approved and they know they have to do something, whether it’s driven by Sarbanes-Oxley or some regulatory type of issue, or whether it’s driven by a company moving to our shared services center. So you’re doing a lot less evangelism relative to what they should be doing and why and we’re doing a lot more selling and I think that when the market changes from that early adopter and we are evangelizing and educating to a selling market you begin to shorten the sales cycle. So I think you’re going to see sales cycles, in generally, shortened from six to nine months down to three to six months.

JOE SULLIVAN: And just sort of a general question in terms of Optika. Is your visibility in the deals with Stellent a lot larger; meaning the base of prospects you’re seeing is a lot larger than what you were as a stand-alone company?

MARK RUPORT: Definitely. You know, they’re $80 million and we’re $20 (million), roughly speaking, so they have four times the amount of people out there than we have. So just having that amount of visibility has increased our long-term pipeline. It’s kind of hard to forecast that yet since we’re not even combined but just the number of deals that we’re seeing has increased significantly just by being a part of a larger company. And I can also say that their number of deals has increased significantly, not because just adding our additional $20 million and the number of people we have, but we have about 85 resellers in North America and so that begins to, you know, expand the number of feet on the street. And as you heard, about 50 percent of our revenue goes through those resellers and all the services for those accounts go through that resellers. So if you add that and if that had all been Optika’s business we would probably be closer to a, you know, a $40 million dollar company as opposed to $20 (million). So when you look at the $40 million dollar company and all those feet on the street, we’re also having an impact on Stellent’s pipeline.

JOE SULLIVAN: One more on the competitive front. You mentioned Microsoft Great Plains. Do you see any conflicts with Microsoft and the picture on content management? Would the resellers be concerned about that?

MARK RUPORT: Yeah. You know, of course, you know, Microsoft there’s conflict no matter which way anybody turns or competes or partners with Microsoft because they’re so large. Same thing with IBM. But I think it comes down to what the customer is trying to achieve. If the customer is, has relatively modest content management and modest I’ll say routing requirements, then I think you’re going to have more and more conflict with Microsoft. Most of the customers that we deal with have more complex workflow processes. A lot of them have heterogeneous ERP environments and what I mean by that is they have some homegrown processes, some of them integrate with, you know, procurement systems outside of their ERP systems, and when that happens you need a workflow product that has business rules that’s agnostic to those different environments. And in those cases we don’t see Microsoft as being a competitor.

JOE SULLIVAN: One last one. I’m not sure if you have much visibility into it but any commentary around getting the deal closed, your shareholder approval for it, I guess meaning, you know, well, looking at it it seems like both stocks in my eyes seem fairly cheap and so you’re trading one cheap stock for another. But any comment on your ability to get the approval?

MARK RUPORT: Yeah. We’re confident that we’ll be able to get approval. I’ve spoken to a number of our shareholders and even though they’d love Optika to continue along and achieve the results on our own, they all clearly see the need to become a larger company faster. And they believe if we can get a bigger platform to sell our products in that it’s going to create more shareholder value than if we stayed independent. So I’m highly confident that it’ll be approved.

JOE SULLIVAN: Great, thank you and congratulations.

MARK RUPORT: Thanks.

OPERATOR: Thank you. At this time, I’d like to turn the floor over to Mark Ruport.

MARK RUPORT: Great. Well, thank you, everybody. I appreciate you joining us this morning. We’re excited about the quarter. We are excited about what the future holds, both for Stellent and Optika. And as I mentioned on the call, the amount of opportunities that we see from a combined company perspective and the competitive advantage that we have over the traditional market leaders in being able to deliver solutions at a lower cost, and not just the up front costs, but the ongoing costs of maintenance, the solutions of the traditional competitors is a real Achilles Heel and that’s the part that we’ll be focusing on as we attack them to go after additional market share.

If anybody has any additional questions, don’t hesitate and feel free to call either Steve Johnson or myself or you can contact us through Jim Fanucchi at the Summit IR Group.

Thank you very much.

OPERATOR: Thank you. That does conclude today’s teleconference. You may disconnect your lines at this time and have a wonderful day.

END